Exhibit 99.1

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT AUDITORS

RIDEMAKERZ, LLC

January 2, 2010 and January 3, 2009

Independent Auditors’ Report

The Board of Directors

Ridemakerz, LLC:

We have audited the accompanying balance sheets of Ridemakerz, LLC (the Company) as of January 2, 2010 and January 3, 2009, and the related statements of operations, members’ equity (deficit), and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridemakerz, LLC as of January 2, 2010 and January 3, 2009, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring net losses and has a working capital deficiency and a deficit in members’ equity at January 2, 2010. These matters raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

St. Louis, Missouri

April 2, 2010

Ridemakerz, LLC

BALANCE SHEETS

	January 2, 2010	January 3, 2009
ASSETS
Current assets:
Cash and cash equivalents	$639,410	$1,743,558
Inventories	2,031,575	3,243,450
Trade receivables	30,075	472,946
Other receivables	214	387,443
Prepaid expenses and other current assets	166,099	576,490

Total current assets	2,867,373	6,423,887
Property and equipment, net	5,405,546	8,701,679
Other intangible assets, net of accumulated amortization of $804,129 and $466,568, respectively	255,863	521,082
Other assets, net	38,541	128,345

Total Assets	$8,567,323	$15,774,993

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable, including amounts due to related parties of $2,279,159 and $879,563, respectively	$3,558,879	$1,555,108
Accrued expenses	216,389	284,184
Gift cards and customer deposits	426,235	464,997
Note payable	2,385,000	—

Total current liabilities	6,586,503	2,304,289

Deferred rent	930,090	2,098,683
Commitments and contingencies
Mezzanine equity:
Class A preferred units	14,056,568	14,056,568
Class B preferred units	12,195,489	11,145,884
Members’ equity (deficit):
Common units	86,901	85,261
Retained deficit	(25,288,228)	(13,915,692)

Total members’ equity (deficit)	(25,201,327)	(13,830,431)

Total Liabilities and Members’ Equity (Deficit)	$8,567,323	$15,774,993

See accompanying notes to financial statements.

RIDEMAKERZ, LLC

STATEMENTS OF OPERATIONS

Fiscal years ending January 2, 2010, January 3, 2009 and December 29, 2007

	Fiscal Year
	2009	2008	2007
			(Unaudited)
Net retail sales	$7,145,899	8,183,539	$2,404,626
Other revenue	200,687	290,678	15,472

Total revenue	7,346,586	8,474,217	2,420,098

Costs and expenses:
Cost of merchandise sold	6,568,514	6,073,471	1,527,544
Selling, general, and administrative	8,853,139	8,392,668	5,373,144
Store preopening	62,820	1,373,936	645,134
Store closing	3,021,183	461,177	—
Interest expense (income), net	213,466	(19,519)	(141,156)

Total costs and expenses	18,719,122	16,281,733	7,404,666

Net loss	$(11,372,536)	$(7,807,516)	$(4,984,568)

See accompanying notes to financial statements.

RIDEMAKERZ, LLC

STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

	Common units	Retained deficit	Total
Balance, December 30, 2006 (Unaudited)	$38,742	$(1,123,608)	$(1,084,866)
Capital contributions (Unaudited)	43,059	—	43,059
Net loss (Unaudited)	—	(4,984,568)	(4,984,568)

Balance, December 29, 2007 (Unaudited)	$81,801	$(6,108,176)	$(6,026,375)
Capital contributions	3,460	—	3,460
Net loss	—	(7,807,516)	(7,807,516)

Balance, January 3, 2009	$85,261	$(13,915,692)	$(13,830,431)
Capital contributions	1,640	—	1,640
Net loss	—	(11,372,536)	(11,372,536)

Balance, January 2, 2010	$86,901	$(25,288,228)	$(25,201,327)

See accompanying notes to financial statements.

RIDEMAKERZ, LLC

STATEMENTS OF CASH FLOWS

Fiscal years ending January 2, 2010, January 3, 2009, and December 29, 2007

	Fiscal Year
	2009	2008	2007
			(Unaudited)
Cash flows from operating activities:
Net loss	$(11,372,536)	$(7,807,516)	$(4,984,568)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,601,423	1,584,045	524,806
Impairment of store assets	2,971,231	475,576	—
Loss on disposal of property and equipment	—	58,529	—
Change in assets and liabilities:
Inventories	1,211,875	(1,332,749)	(1,910,701)
Trade receivables	442,871	(214,648)	(258,298)
Prepaid expenses and other assets	830,598	(653,490)	(285,443)
Accounts payable	2,003,771	(27,968)	1,531,514
Accrued expenses and other liabilities	(1,275,150)	1,732,839	1,114,985

Cash flow from operating activities	(2,585,917)	(6,185,382)	(4,267,705)

Cash flows from investing activities:
Purchases of property and equipment	(1,876,861)	(6,177,458)	(3,945,859)
Purchases of other assets and other intangible assets	(77,615)	(217,672)	(583,795)
Purchases of business, net of cash acquired	—	—	(32,867)

Cash flow from investing activities	(1,954,476)	(6,395,130)	(4,562,521)

Cash flows from financing activities:
Proceeds from short-term borrowings	2,385,000	—	—
Proceeds from capital investments by members	1,051,245	11,509,304	11,075,113

Cash flow from financing activities	3,436,245	11,509,304	11,075,113

Net increase (decrease) in cash and cash equivalents	(1,104,148)	(1,071,208)	2,244,887
Cash and cash equivalents, beginning of period	1,743,558	2,814,766	569,879

Cash and cash equivalents, end of period	$639,410	$1,743,558	$2,814,766

See accompanying notes to financial statements.

Notes to Financial Statements

(1)	Description of Business and Basis of Preparation

Ridemakerz, LLC (the Company), a Delaware limited liability company, is an early-stage company that has developed an interactive retail concept that allows children and families to build and customize their own personalized cars. The Company was formed in February 2006 as Retail Entertainment Concepts, LLC (REC). REC acquired the assets of Construct-A-Car in February 2006, changing its name to Ridemakerz, LLC in 2007. The Company opened its first store in May 2007. At January 2, 2010, the Company operated 6 stores located in the United States.

All amounts related to the fiscal year ended December 29, 2007 are unaudited.

(2)	Liquidity

The Company incurred a net loss in 2009, 2008 and 2007 of approximately $11.4 million, $7.8 million, and $5.0 million, respectively. Cash flows used in operating activities in 2009, 2008 and 2007 totaled approximately $2.6 million, $6.2 million, and $4.3 million, respectively. As of January 2, 2010, the Company had approximately $0.6 million in cash and cash equivalents, a working capital deficiency and $2.6 million available under its note payable. However, as of the balance sheet date, the note had a maturity date of March 31, 2010 and is accordingly classified as short-term on the balance sheet. In March 2010, the note payable was amended. Key provisions of the amendment were to extend the maturity date to the earlier of June 30, 2010 or the completion of an additional equity financing and to increase the maximum borrowings under the agreement to $5.5 million. The Company does not have sufficient funds to repay its debt upon maturity on June 30, 2010, and therefore, would be required to renegotiate its financing with the respective investors, obtain alternative financing, raise additional capital through an additional equity offering, or some combination thereof. There are no assurances that the Company would be able to obtain any of these alternatives. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has undertaken certain initiatives to decrease the losses incurred by certain non-profitable ventures and forge a new strategic direction in an effort to transform the Company into a profitable operation. These initiatives include the closing of non-profitable store locations, managing the overall cost structure of the Company and pursuing opportunities to expand the concept through partnering with larger, more established entertainment organizations. Management’s goal with respect to the new strategic direction is to exploit this concept to a larger consumer base and distribution platform while maintaining the “experience” aspect of the build your own car concept. Additionally, while the Company does not have sufficient funds to repay the short-term borrowings upon maturity, substantially all participants in the debt are current stakeholders in the Company. Management believes that it is reasonable to anticipate that the Company will be able to resolve the matter by extending the maturity of the note, converting the principal and accrued interest into equity or a combination of both. While management believes they will ultimately be successful at implementing changes that will improve the profitability of the Company, no assurances can be given that these changes will result in future profitability.

(3)	Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

(a)	Fiscal Year

The Company operates on a 52- or 53-week fiscal year ending on the Saturday closest to December 31. The periods presented in these financial statements are the fiscal years ended January 2, 2010 (fiscal 2009), January 3, 2009 (fiscal 2008) and December 29, 2007 (fiscal 2007). Fiscal years 2009 and 2007 included 52 weeks while fiscal year 2008 included 53 weeks. References to years in these financial statements relate to fiscal years or year ends rather than calendar years.

(b)	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

The majority of the Company’s cash and cash equivalents exceed federal deposit insurance limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

(c)	Inventories

Inventories are stated at the lower of cost or market, with cost determined on an average-cost basis. Inventory included supplies of $266,126 and $319,730 as of January 2, 2010 and January 3, 2009, respectively. All other inventories are finished goods.

(d)	Receivables

Receivables consist primarily of amounts due to the Company in relation to tenant allowances and corporate product sales revenue. The Company assesses the collectability of all receivables on an ongoing basis by considering its historical credit loss experience, current economic conditions, and other relevant factors. Based on this analysis, the Company has determined that no allowance for doubtful accounts was necessary at January 2, 2010 or January 3, 2009.

(e)	Property and Equipment

Property and equipment consist of leasehold improvements, furniture and fixtures, and computer equipment and software and are stated at cost. Leasehold improvements are depreciated using the straight-line method over the shorter of the useful life of the assets or the life of the lease which is generally ten years. Furniture and fixtures and computer equipment are depreciated using the straight-line method over the estimated service lives ranging from three to seven years. Computer software is amortized using the straight-line method over a period of three years. New store construction deposits are recorded at the time the deposit is made as construction-in-progress and reclassified to the appropriate property and equipment category at the time of completion of construction, when operations of the store commence. Maintenance and repairs are expensed as incurred and improvements are capitalized. Gains or losses on the disposition of fixed assets are recorded upon disposal.

(f)	Other Intangible Assets

Other intangible assets consist primarily of initial costs related to trademarks and other intellectual property. Trademarks and other intellectual property represent third-party costs that are capitalized and amortized over their estimated lives ranging from one to three years using the straight-line method.

(g)	Mold Assets

Mold assets are costs to design and create molds used in the manufacture of bodies, chassis and accessories. Mold assets are amortized over one to five years. Certain molds are created in conjunction with an agreement with an auto manufacturer. These molds are amortized over the life of the agreement. Amortization expense related to molds was $603,484, $531,747 and $181,491 in 2009, 2008 and 2007, respectively.

(h)	Other Assets

Other assets consist primarily of deferred leasing fees. Deferred leasing fees are initial, direct costs related to the Company’s operating leases and are amortized over the term of the related leases. Amortization expense related to other assets was $22,941, $22,319 and $10,186 in 2009, 2008 and 2007, respectively.

(i)	Long-lived Assets

Whenever facts and circumstances indicate that the carrying value of a long-lived asset may not be recoverable, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. See Note 3 – Property and Equipment for further discussion regarding the impairment of long-lived assets.

The calculation of fair value requires multiple assumptions regarding our future operations to determine future cash flows, including but not limited to, sales volume, margin rates and discount rates. If different assumptions were used in the analysis, it is possible that the amount of the impairment charge may have been significantly different than what was recorded.

(j)	Deferred Rent

Certain of the Company’s operating leases contain predetermined fixed escalations of minimum rentals during the original lease terms. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent. The Company also receives certain lease incentives in conjunction with entering into operating leases. These lease incentives are recorded as deferred rent at the beginning of the lease term and recognized as a reduction of rent expense over the lease term. In addition, certain of the Company’s leases contain future contingent increases in rentals. Such increases in rental expense are recorded in the period that it is probable that store sales will meet or exceed the specified target that triggers contingent rental expense.

(k)	Retail Revenue Recognition

Net retail sales are net of discounts, exclude sales tax, and are recognized at the time of sale. Shipping and handling costs billed to customers are included in net retail sales.

Revenues from the sale of gift cards are recognized at the time of redemption. Unredeemed gift cards are included in gift cards and customer deposits on the consolidated balance sheets. The company escheats a portion of unredeemed gift cards according to Delaware escheatment regulations that require remittance of the cost of merchandise portion of unredeemed gift cards over five years old. The difference between the value of gift cards and the amount escheated is recorded as income in the consolidated statement of operations.

(l)	Other revenue recognition

Other revenue consists primarily of fees paid to the Company by certain vendors in exchange for dedicated facings in the Company’s retail stores. Revenues are recognized over the life of the related contract, based on the actual number of facings in stores.

(m)	Cost of Merchandise Sold

Cost of merchandise sold includes the cost of the merchandise, including royalties paid to licensors of third party branded merchandise; store occupancy cost, including store depreciation and store asset impairment charges; cost of warehousing and distribution; freight costs from the manufacturer to the store; cost of warehousing and distribution, packaging, damages and shortages; and shipping and handling costs incurred in shipment to customers.

(n)	Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include store payroll and related benefits, advertising, credit card fees, and store supplies, as well as central office management payroll and related benefits, travel, information systems, accounting, insurance, professional services, and public relations. It also includes depreciation and amortization of central office leasehold improvements, furniture, fixtures, and equipment, as well as amortization of trademarks and intellectual property.

(o)	Store Preopening Expenses

Store preopening expenses, including store set-up, certain labor and hiring costs, and rental charges incurred prior to store openings are expensed as incurred.

(p)	Advertising

The costs of advertising, promotion and marketing programs are charged to operations in the period the program takes place. Advertising expense was $749,225, $465,097 and $395,800 for fiscal years 2009, 2008 and 2007, respectively.

(q)	Income Taxes

The Company is treated as a partnership for income tax purposes; accordingly, income taxes have not been provided for in the accompanying financial statements. All of the Company’s income or losses are passed through to its members.

(r)	Fair Value of Financial Instruments

For purposes of financial reporting, management has determined that the fair value of financial instruments, including cash and cash equivalents, receivables, accounts payable, accrued expenses and note payable, approximates carrying value at January 2, 2010 and January 3, 2009.

(s)	Use of Estimates

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The assumptions used by management in future estimates could change significantly due to changes in circumstances, including, but not limited to, challenging current economic conditions. Accordingly, future estimates may change significantly. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, mold assets and intangibles and inventories.

(t)	Sales Tax Policy

The Company’s revenues in the statement of operations are net of sales taxes.

(u)	Comprehensive Loss

The Company’s comprehensive losses for 2009, 2008 and 2007 are the same as the net loss.

(4)	Property and Equipment

Property and equipment consist of the following:

	2009	2008
Leasehold improvements	1,676,096	4,308,890
Furniture and fixtures	1,244,036	1,792,955
Computer hardware	419,412	432,575
Computer software	3,308,658	172,994
Molds	2,092,784	1,892,716
Construction in progress	6,741	1,646,154

	8,747,727	10,246,284
Less accumulated depreciation	3,342,181	1,544,605

	$5,405,546	$8,701,679

For 2009, 2008 and 2007 depreciation expense was $1,636,514, $725,900 and $162,034, respectively.

During the fiscal 2009 fourth quarter, the Company reviewed the operating performance and forecasts of future performance for its remaining stores. As a result of that review, the Company determined that one store would not be able to recover the carrying value of certain store leasehold improvements through expected undiscounted cash flows over the remaining life of the related assets. Accordingly, the Company reduced the carrying value of the assets to fair value, calculated as the present value of estimated future cash flows for each asset group, and recorded asset impairment charges of $289,979 in fiscal 2009, which is included in cost of merchandise sold. The inputs used to determine fair value of the assets are Level 3 inputs as defined by ASC section 820-10. In the event that the Company decides to close any or all of these stores in the future, the Company may be required to record additional impairment, lease termination charges, severance charges and other charges.

(5)	Other Intangible Assets

Trademarks and intellectual property are amortized over three years. Amortization expense related to trademarks and intellectual property was $338,484, $304,080 and $161,565 in 2009, 2008 and 2007, respectively. Estimated amortization expense related to other intangible assets as of January 2, 2010, for each of the years in the subsequent five year period and thereafter is: 2010—$191,766; 2011—$49,250; 2012—$14,847; 2013— -0- and 2014— -0-.

(6)	Accrued Expenses

Accrued expenses consist of the following:

	2009	2008
Accrued wages, bonuses and related expenses	$93,730	$168,547
Sales tax payable	100,170	95,907
Accrued rent and related expenses	22,489	19,730

	$216,389	$284,184

(7)	Note Payable

In 2009, the Company entered into a note agreement with certain investors. The note has a maturity date of March 31, 2010. Noteholders are entitled to a 12% annual return. As of January 2, 2010, total cash borrowings under the note totaled $2,385,000. Maximum borrowings under the note are $5,000,000. All borrowings are at the option of the noteholders and are secured by substantially all assets of the Company. Noteholders have the option to convert the principal and accrued interest under the note into any newly raised equity, if such equity transaction is completed within 90 days of the maturity date. If, on the two year anniversary of the date the noteholder advanced funds the note remains outstanding, the noteholders have the option to convert the principal and accrued and unpaid interest into Series B preferred units at an exchange of three preferred units at the then current fair value for every dollar. For any borrowings outstanding at December 31, 2009 that are repaid with cash prior to either of these conversions, noteholders are entitled to a warrant to purchase one common unit at $0.016 per unit for every $10 of principal that is repaid.

In March 2010, the note payable was amended. Key provisions of the amendment were to extend the maturity date to the earlier of June 30, 2010 or the completion of an additional equity financing and to increase the maximum borrowings under the agreement to $5,500,000.

In April 2008, the Company entered into a series of promissory note agreements with certain investors to provide temporary financing until permanent equity financing was completed. Total principal under the notes was $2,000,000 which earned interest at a rate of 10%. All principal and interest, totaling $2,026,301, was converted on a dollar for dollar basis into Series B preferred units in June 2008.

(8)	Commitments and Contingencies

(a)	Operating Leases

The Company leases its retail stores and corporate offices under agreements which expire at various dates through 2018. The majority of leases contain provisions for base rent plus contingent payments based on defined sales. Total office and retail store base rent expense was $1,725,312, $1,546,981 and $284,628 for 2009, 2008 and 2007, respectively.

Future minimum lease payments at January 2, 2010, were as follows:

2010	$397,421
2011	433,515
2012	446,956
2013	420,694
2014	382,973
Subsequent to 2014	1,229,870

$3,311,429

(b)	Litigation

In the normal course of business, the Company is subject to certain claims or lawsuits. Management is not aware of any claims or lawsuits that will have a material adverse effect on the consolidated financial position or results of operations of the Company.

(9)	Stock Incentive Plans

The Company has adopted the 2007 Incentive Plan (the Plan). Under the Plan, participants, including both employees and non-employees of the Company, have the opportunity to acquire common units of the Company. For awards made under the Plan, participants purchase the common units at the time the award is made at the current fair value, which is determined based upon the last purchase price of common units. Award agreements with employees typically have graded vesting terms over four years. If a participant ceases to be employed with the Company prior to the end of the vesting period, the participant forfeits its rights to any unvested units at the date of the termination. The Company is required to purchase the unvested units from the employee at a price equal to the initial fair value at the time of the termination. As of January 2, 2010 and January 3, 2009, the Company had issued 4,026,877 common units under the Plan at prices ranging from $0.011 to $0.016. As part of the Company’s restructuring, vesting of awards was accelerated for terminated employees. As of January 2, 2010, there were 231,508 unvested common units that had been awarded under the Plan.

Compensation expense under the plan was immaterial in fiscal 2009, 2008 and 2007.

(10)	Equity

Membership interests in the Company are represented by the following series: common units, Class A preferred units, and Class B preferred units. All units have equal voting rights.

The following table summarizes the changes in membership units, by series for 2007, 2008 and 2009:

	Common units, $0.011 par value	Common units, $0.016 par value	Class A Preferred units $0.973 par value	Class B Preferred units $1.50 par value
Balance, December 30, 2006 (Unaudited)	2,941,175	—	2,753,549
Capital contributions (Unaudited)	4,338,489	—	11,225,981

Balance, December 29, 2007 (Unaudited)	7,279,664	—	13,979,530	—
Capital contributions	—	285,000	473,559	7,430,590

Balance, January 3, 2009	7,279,664	285,000	14,453,089	7,430,590
Capital contributions	—	102,500	—	700,237

Balance, January 2, 2010	7,279,664	387,500	14,453,089	8,130,827

Class A and Class B units are redeemable preferred units that provide for a cumulative annual rate of 7%. As of January 2, 2010, unpaid preferred return was approximately $4,380,000. Each class of units is redeemable at the earlier of a liquidity event, as defined, or May 5, 2011 at the option of the majority of the unitholders of the class.

Upon liquidation, distributions are made to the Class A and B unitholders, up to and including initial capital contributions and earned and unpaid preferred return, then to common unit holders, then among all members on a pro rata basis.

For purposes of allocating ongoing income and losses, the equity classes are divided in two series, with one series receiving loss allocations only after all other members’ equity has been reduced to zero. In Class A, this series had 4,659,471 units outstanding as of January 2, 2010 and January 3, 2009. In Class B, this series had 2,523,875 units outstanding as of January 2, 2010 and January 3, 2009, respectively. To the extent this series has been allocated losses, this series also receives income allocations before other members in the same class until its capital account has returned to its original capital balance.

(11)	Warrants

In 2006, the Company issued an option for warrants to a member which entitles the member to purchase a 10% undiluted interest for approximately $800 in exchange for business development services. The option is exercisable upon the earlier of a liquidity event, as defined, or May 2016, provided that the Company has at least five retail locations open and operating at that time. No value has been assigned to the warrants.

(12)	Restructuring

In 2009, the Company undertook a major restructuring of its operations which included store closings and a reduction in force. Total charges related to the restructuring are included in “Store closing” expenses in the Statements of Operations and include the following:

Asset impairment	$2,643,016
Lease termination	1,192,944
Accrued rent	(254,703)
Tenant allowance	(769,734)
Deferred leasing charges	38,236
Severance	68,871
Inventory	37,376
Other	65,177

$3,021,183

As of January 2, 2010, no amounts were accrued related to the restructuring, which was completed with the final store closing in January 2010, resulting in minimal additional charges.

(13)	Related-Party Transactions

One member provided the Company with operational, accounting and legal services. The total value of services provided by this related party amounted to $749,605, $907,861 and $1,200,000, in 2009, 2008 and 2007, respectively. The member also leased office space to the Company. Rent expense under this lease totaled $24,225, $12,000 and $12,000, in 2009, 2008 and 2007, respectively. Amounts due to this party accrue interest at an annual rate of 12%. The total due to this related party, including interest, as of January 2, 2010 and January 3, 2009 was $1,143,259 and $351,769, respectively.

One member provided the Company with legal and office support services in exchange for membership units. The total value of services provided by this related party amounted to $250,000 and $50,000 in 2009 and 2008, respectively. The member and its affiliate also leased retail and office space to the Company. Rent expense under these leases totaled $157,024 in 2009, including a termination fee of $67,700, and $99,094 and $9,000 in 2008 and 2007. The total due to this related party as of January 2, 2010 and January 3, 2009 was $-0-.

One member provided the Company with consulting services in exchange for membership units in 2007 and a portion of 2008. The total value of services provided by this related party amounted to $82,500 and $167,500, in 2008 and 2007, respectively. For the remainder of 2008 and for 2009 the member continued to provide services; the payments to this related party were $20,459 and $40,468 in 2009 and 2008, respectively. The total due to this related party as of January 2, 2010 and January 3, 2009 was $-0-.

Several members provided a variety of services for the Company. In 2009, eight members received payments totaling $2,093,402. The total due to these related parties as of January 2, 2010 was $1,134,103. In 2008, seven members received payments totaling $2,701,095. The total due to these related parties as of January 3, 2009 was $524,577. In 2007, seven members received payments totaling $758,567.

(14)	Major Vendors

One vendor accounted for all inventory purchases in 2009, 2008 and 2007.

(15)	Subsequent Event

The Company has evaluated events and transactions subsequent to January 2, 2010 through April 2, 2010. Other than described below, no events require recognition in the consolidated financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10.

On January 23, 2010, the Company closed one store location which resulted in minimal additional charges.

In February 2010, a vendor converted its $440,000 receivable from the Company into the note payable. Another vendor, that is also a member, converted its $1,108,822 receivable from the Company into the note payable. Both of these conversions are at substantially the same terms as described in Note 7.